UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 982-8222

Copy to:

Ellen Patterson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS. The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,419,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,419,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,419,287*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.76% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information available in public filings, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 80.9 million shares of Issuer Common Stock (as defined herein), representing approximately 14.31% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 565,393,641 shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer in its quarterly report on Form 10-Q filed on August 8, 2011.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS. TD Luxembourg International Holdings S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,419,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,419,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,419,287*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.76% * (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information available in public filings, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 80.9 million shares of Issuer Common Stock (as defined herein), representing approximately 14.31% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 565,393,641 shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer in its quarterly report on Form 10-Q filed on August 8, 2011.

Item 1: Security and Issuer

This Amendment No. 13 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011 and Amendment No. 12 thereto filed on February 24, 2011 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 13 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2: Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 13) as follows:

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”) and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue J. F. Kennedy, First Floor, L-2958 Luxembourg, Grand-Duchy of Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5: Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of November 2, 2011, TD LIH is the record and beneficial owner of 247,419,287 shares of Issuer Common Stock, representing approximately 43.76% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.

Except for Mr. Clark, Mr. Bragg, Ms. Maidment and Mr. Prezzano, as of November 2, 2011, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of November 2, 2011, Mr. Clark beneficially owned 6,000 shares of Issuer Common Stock; Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; Ms. Maidment beneficially owned 16,622 shares of Issuer Common Stock and Mr. Prezzano beneficially owned 72,703 shares of Issuer Common Stock.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information available in public filings, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 80.9 million shares of Issuer Common Stock, representing approximately 14.31% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of July 29, 2011 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to the Issuer.

All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the public filings of the Issuer. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.

(c) None of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

As of October 31, 2011, the Issuer entered into Amendment No. 4 to the Stockholders Agreement (“Amendment No. 4”), dated as of June 22, 2005, among the Issuer, TD LIH, TD and the Ricketts Parties. Under Amendment No. 4, in the event that a reduction in TD’s ownership of outstanding common stock of the Issuer is required under the terms of the Stockholders Agreement as a result of repurchases of common stock of the Issuer by the Issuer pursuant to the repurchase of up to 30 million shares authorized by the Issuer’s board of directors on October 20, 2011: (i) TD has until January 24, 2014 to take all actions reasonably necessary to effect such reduction; (ii) TD is required to take all actions reasonably necessary to commence any such reduction of its ownership in the Issuer’s common stock and then continue such reduction for so long as such reduction can be executed at a price per share equal to or greater than TD’s then-applicable average carrying value per share of Issuer common stock; and (iii) in connection with such authorized stock repurchases by the Issuer, TD’s ownership interest in the Issuer will not exceed 48% of the outstanding common stock of the Issuer. In order to comply with their obligations under Amendment No. 4, TD and TD LIH expect to sell shares of Issuer Common Stock as appropriate to comply with Amendment No. 4, subject to market conditions, the price limitations specified in Amendment No. 4, compliance with applicable law and the Stockholders Agreement and other factors. Amendment No. 4 terminates on the earlier of January 24, 2014 or the termination of the Stockholders Agreement in accordance with its terms. Under the Stockholders Agreement, TD is permitted to exercise voting rights only with respect to 45% of the outstanding common stock of the Issuer (to the extent such shares are subject to the terms of the Stockholders Agreement).

While the TD Entities believe this description covers the material terms of Amendment No. 4, it is qualified in its entirety by reference to Amendment No. 4, a copy of which is included as Exhibit 13 of this Statement and incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

13	Amendment No. 4 to the Stockholders Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2011

THE TORONTO-DOMINION BANK

By:	/s/ Norie C. Campbell
Name:	Norie C. Campbell
Title:	Executive Vice President and General Counsel

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

By:	/s/ Dave Sparvell
Name:	Dave Sparvell
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President and Chief Executive officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Hugh J. Bolton (Canadian Citizen)	Chair of the Board EPCOR Utilities Inc. EPCOR Centre 1800-10065 Jasper Avenue. NW Edmonton, Alberta T5J 3B1

John L. Bragg (Canadian Citizen)	Chairman, President & Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main St. P.O. Box 220 Oxford, N.S. B0M 1P0

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

W. Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre 66 Wellington Street West, 4th Floor, TD Bank Tower Toronto, Ontario M5K 1A2

Wendy K. Dobson (Canadian Citizen)	Professor and Co-Director Institute for International Business Joseph L. Rotman School of Management University of Toronto 105 St. George Street Toronto, Ontario M5S 3E6

Henry H. Ketcham (US and Canadian Citizen)	Chairman, President and Chief Executive Officer West Fraser Timber Co. Ltd. Suite 501 – 858 Beatty Street Vancouver, BC V6B 1C1

Pierre H. Lessard (Canadian Citizen)	Executive Chairman of the Board METRO INC. 1002 Sherbrooke St. West Suite 2200 Montreal, Quebec H3A 3L6

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Harold H. MacKay (Canadian Citizen)	Counsel MacPherson Leslie & Tyerman LLP 1500 – 1874 Scarth St. Regina, Saskatchewan S4P 4E9

Karen E. Maidment (Canadian Citizen)	92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	President and Chief Executive Officer Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Wilbur J. Prezzano (US Citizen)	Corporate Director and retired Vice Chairman Eastman Kodak Company 28 Murray Blvd. Charleston, South Carolina 29401-2350

Helen K. Sinclair (Canadian Citizen)	Chief Executive Officer BankWorks Trading Inc. 181 Bay Street Bay Wellington Tower Brookfield Place Suite 1400 Toronto, Ontario M5J 2V1

Carole S. Taylor (Canadian Citizen)	Corporate Director #5103 – 1128 West Georgia Street Vancouver, BC V6E 0A8

John M. Thompson (Canadian Citizen)	Corporate Director 20 Hedgewood Road Toronto, Ontario M2L 1L5

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group

William Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Direct Channels, Corporate and People Strategies, Corporate Office, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Timothy David Hockey (Canadian Citizen)	Group Head, Canadian Banking, Auto Finance and Credit Cards, TD Bank Group and President and Chief Executive Officer, TD Canada Trust

Colleen Mary Johnston (Canadian Citizen)	Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, N.A.

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, Wealth Management, Insurance, and Corporate Shared Services, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Annemarie Jung (Luxembourg Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Yves Sawaya (Canadian and French Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Dave Sparvell (British Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg